Exhibit 99.1

Baosheng Media Group Holdings Limited Hires Project Lead and Purchases 1,000 Mining Machines to Start Blockchain and Cryptocurrency Business

Beijing, China, April 20, 2021 (GLOBE NEWSWIRE) -- Baosheng Media Group Holdings Limited (the “Company”), a China-based online marketing solution provider, today announced that the Company had hired Mr. Gang Chen as a project lead to take charge of, and establish a new team to carry out, the Company’s blockchain-based marketing activities and cryptocurrency associated business. In addition, the Company also entered into a purchase contract on April 14, 2021 to purchase up to 1,000 mining machines to start its Bitcoin mining business.

Mr. Chen has extensive experience in equity investment, initial public offerings, mergers and acquisitions and restructuring in China. He has a deep understanding of the blockchain and cryptocurrency business, and has a wealth of knowledge in the production, trading, settlement, clearing and management of cryptocurrencies. Mr. Chen served as an investment director of Guangzhou Lingnan Group Holdings Co Ltd (SHE: 000524) from July 2010 to April 2016. From July 2003 to December 2009, Mr. Chen served as a senior manager at Zhengzhong Zhujiang Certified Public Accountants. From June 2001 to June 2003, Mr. Chen served as an investment manager of China Resources Vanguard Co., Ltd. Mr. Chen holds a bachelor's degree in accounting from Hangzhou Dianzi University and is a certified public accountant in China.

Ms. Wenxiu Zhong, Chairwoman and CEO of the Company, commented, “We are pleased to have Mr. Chen join us. He will help us develop our blockchain and cryptocurrency-related business such as Bitcoin mining. The Company will devote resources cautiously and gradually to test the waters. We hope Mr. Chen, with his rich experience and background, will lead the Company to develop our business rapidly and steadily.”

Ms. Zhong continued, “We believe that cryptocurrency will be more widely used in procurement and transactions in the future. We will continue to work on our business initiatives for cryptocurrency-related business and conduct researches on the application of blockchain technology.”

There is no guarantee that the Company’s operation of blockchain-based marketing activities and cryptocurrency associated business will commence as planned or at all, or that such business will improve the Company’s financial performance or results of operation. Shareholders are cautioned not to place undue reliance on this press release or the forward-looking statements therein.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited, headquartered in Beijing, China, is an online marketing solution provider in China. The Company advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. The Company is dedicated to helping its advertiser clients manage their online marketing activities with a view to achieving their business goals. For more information, visit the company’s website at http://ir.bsacme.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com